Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MR. WANG BIN AS AN EXECUTIVE DIRECTOR OF

THE SIXTH SESSION OF THE BOARD OF DIRECTORS

ELECTION OF MR. TANG YONG AS A NON-EMPLOYEE

REPRESENTATIVE SUPERVISOR OF THE SIXTH SESSION OF

THE BOARD OF SUPERVISORS

REMUNERATION OF DIRECTORS AND SUPERVISORS

FOR THE YEAR 2017

CAPITAL DEBT FINANCING OF THE COMPANY

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 13 November 2018 at 10:00 a.m. is set out on pages 9 to 12 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 12 November 2018) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 23 October 2018.

28 September 2018

TABLE OF CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018	9

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2018 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 13 November 2018 at 10:00 a.m.

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

DEFINITIONS

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Supervisor(s)”	supervisor(s) of the Company

“Board of Supervisors”	the board of supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Liu Huimin,	16/F, Tower A, China Life Centre
Mr. Yin Zhaojun, Mr. Su Hengxuan	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hong Kong
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie

28 September 2018

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 13 November 2018 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

LETTER FROM THE BOARD

2.	ELECTION OF MR. WANG BIN AS AN EXECUTIVE DIRECTOR OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

Reference is made to the announcement of the Company dated 25 September 2018. On 25 September 2018, the Board of Directors considered and approved the proposal in relation to the nomination by CLIC of Mr. Wang Bin as a candidate for the Executive Director of the sixth session of the Board of Directors of the Company. The proposal is hereby submitted to the EGM for consideration and approval.

The biographical details of Mr. Wang Bin are set out below:

Mr. Wang Bin, born in November 1958, is the Chairman of the board of directors of CLIC (whose qualification is pending approval by the CBIRC). From March 2012 to September 2018, Mr. Wang Bin served as an Executive Director and the Chairman of the board of directors of China Taiping Insurance Holdings Company Limited (the shares of which are listed on the Hong Kong Stock Exchange (stock code: 966)). From March 2012 to August 2018, he served as the Chairman of the board of directors of each of China Taiping Insurance Group Ltd. (formerly known as China Taiping Insurance Group Company) and China Taiping Insurance Group (HK) Company Limited. From 2005 to 2012, he served as the Vice President, as well as an Executive Director and the Vice President of Bank of Communications Co., Ltd. (“Bank of Communications”, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3328) and the Shanghai Stock Exchange (stock code: 601328)). From 1998 to 2005, he served as the General Manager of Jiangxi Branch of Agricultural Development Bank of China, the Deputy General Manager of Beijing Branch of the Bank of Communications, the General Manager of Tianjin Branch of the Bank of Communications, and the General Manager of Beijing Branch of the Bank of Communications. Mr. Wang Bin graduated from Heilongjiang Institute of Commerce majoring in business economics with a bachelor’s degree in 1983, from Southwestern University of Finance and Economics majoring in monetary banking with a master’s degree in 1996 and from Nankai University majoring in finance with a doctoral degree in 2005.

The qualification of Mr. Wang Bin as a Director is subject to the approval of the CBIRC. Mr. Wang Bin will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Directors. He is eligible for re-election upon expiry of his term. Mr. Wang Bin will not receive any director’s fee or remuneration from the Company.

LETTER FROM THE BOARD

Save as disclosed above, Mr. Wang Bin has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Wang Bin does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Wang Bin that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

3.	ELECTION OF MR. TANG YONG AS A NON-EMPLOYEE REPRESENTATIVE SUPERVISOR OF THE SIXTH SESSION OF THE BOARD OF SUPERVISORS

Reference is made to the announcement of the Company dated 23 August 2018. On 23 August 2018, the Board of Supervisors considered and approved the proposal in relation to the nomination by CLIC of Mr. Tang Yong as a candidate for the Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company. The proposal is hereby submitted to the EGM for consideration and approval.

The biographical details of Mr. Tang Yong are set out below:

Mr. Tang Yong, born in July 1972, is the Deputy General Manager of the Supervision Department of the Company, who is responsible for the daily operation of the Supervision Department. From October 2016 to August 2018, he served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of the Company. From 2011 to 2016, Mr. Tang Yong served as the Division Chief of the System Staff Management Division of the Human Resources Department, the General Manager of the Human Resources Department of Jiangxi Branch, and the Division Chief of the Planning Division of the Human Resources Department of the Company. From 2006 to 2011, he served as the Senior Supervisor and the Deputy Division Chief of the Organization Division, and the Deputy Division Chief of the System Staff Management Division of the Human Resources Department of the Company. From 2004 to 2006, he served as the Secretary at the level of battalion commander and the Secretary at the level of deputy regimental commander of the General Office of the General Political Department of the Chinese People’s Liberation Army. Mr. Tang Yong graduated from the Party School of the Central Committee of the Chinese Communist Party majoring in political science and law in December 1998 and from Tianjin Normal University majoring in Chinese language and literature in June 2006.

The qualification of Mr. Tang Yong as a Supervisor is subject to the approval of the CBIRC. Mr. Tang Yong will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Supervisors. He is eligible for re-election upon expiry of his term. Mr. Tang Yong will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The remuneration of Mr. Tang Yong will be determined by reference to the relevant remuneration system of the Company.

LETTER FROM THE BOARD

Save as disclosed above, Mr. Tang Yong has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Tang Yong does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Tang Yong that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

4.	REMUNERATION OF DIRECTORS AND SUPERVISORS FOR THE YEAR 2017

The remuneration of Directors and Supervisors of the Company for the year 2017 was determined in accordance with the Articles of Association and the relevant regulatory requirements, the details of which are as follows:

(i)	Remuneration of the then Directors for the year 2017

The total salary of the then Directors for the year 2017 was RMB8,596,000 (including the deferral payment of performance bonus amounting to RMB2,200,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB652,000, amounting to a total remuneration of RMB9,248,000, of which RMB7,047,200 was paid in 2017.

(ii)	Remuneration of the then Supervisors for the year 2017

The total salary of the then Supervisors for the year 2017 was RMB6,581,900 (including the deferral payment of performance bonus amounting to RMB828,500) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,176,000, amounting to a total remuneration of RMB7,757,900, of which RMB6,929,400 was paid in 2017.

In the Company’s annual report for the year 2017, as the remuneration standards of Directors and Supervisors of the Company had not been confirmed, preliminary disclosure was made as to the remuneration paid, and it was noted in the annual report that “according to the relevant remuneration system of the Company, the final amount of remuneration of the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed”. As the final remuneration has been confirmed, the Company has made supplementary disclosure and has fulfilled its disclosure obligations in a timely manner.

LETTER FROM THE BOARD

5.	CAPITAL DEBT FINANCING OF THE COMPANY

In order to meet the demands for its long-term business development and protection against financial risks, constantly maintain its sufficient solvency, and further optimize its capital structure, the Board of Directors puts forward to the EGM to consider and approve the capital debt financing plan of the Company for the next three years, under which the Company may raise debt capital by domestic and overseas multiple issue of debt instruments for replenishment of capital in an aggregate amount of not exceeding RMB80 billion or its equivalent in foreign currency, subject to the Company’s solvency and market conditions. All proceeds from the domestic and overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

The full text of the proposed domestic and overseas issue of debt instruments for replenishment of capital is set out in the notice of the EGM of the Company dated 28 September 2018.

6.	THE EGM

The notice of EGM is set out on pages 9 to 12 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 10:00 a.m. on 12 November 2018) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 23 October 2018.

7.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the EGM.

LETTER FROM THE BOARD

8.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully, Yang Mingsheng Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2018 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 13 November 2018 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Wang Bin as an Executive Director of the sixth session of the Board of Directors of the Company.

2.	To consider and approve the election of Mr. Tang Yong as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company.

3.	To consider and approve the remuneration of Directors and Supervisors of the Company for the year 2017.

SPECIAL RESOLUTION

4.

To consider and approve the domestic and overseas multiple issue of debt instruments for replenishment of capital in an aggregate amount of not exceeding RMB80 billion or its equivalent in foreign currency, subject to the Company’s solvency and market conditions. All proceeds from the domestic and overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

To authorize the Board of Directors who may delegate the management of the Company to deal with and decide on all specific matters relating to the domestic and overseas issue of such debt instruments for replenishment of capital, subject to the approval of regulatory authorities and based on the market conditions. Such authorization shall include but not be limited to the following:

(1)

submitting and reporting to, filing and registering with, obtaining approvals and consents from the relevant domestic or overseas governmental departments and/or regulatory authorities, and undergoing other formalities such as collection of proceeds;

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018

(2)

executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsorship and underwriting agreements, and contracts for intermediary service, etc.) in connection with the domestic and overseas issue of debt instruments for replenishment of capital to the relevant domestic and overseas regulatory authorities, stock exchanges, organizations and/or individuals;

(3)

formulating and implementing a detailed proposal with respect to the domestic and overseas issue of debt instruments for replenishment of capital as well as funds management, including, without limitation, the type of the issue, the size of each tranche, the form of the issue, the timing of the issue, the place of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the coupon payments, the registration of debt instruments for custody purpose, the measures for the administration of domestic and overseas debt instruments for replenishment of capital, the detailed implementation plan for investment and management of proceeds, the selection of investment managers and the formulation of investment guidelines, and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the domestic and overseas issue of debt instruments for replenishment of capital and determining the timing of the issue;

(4)	the authorization for the domestic and overseas issue of debt instruments for replenishment of capital will be valid for 36 months from the date of approval by the shareholders’ general meeting; and

(5)

the scheduled payment of interest or dividends accrued and the subsequent repayment of principal in connection with such debt instruments for replenishment of capital shall be administered in the day-to-day work of the Company according to the relevant laws and regulations.

By Order of the Board Heng Victor Ja Wei Company Secretary

28 September 2018

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Saturday, 13 October 2018 to Tuesday, 13 November 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 12 October 2018.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 12 November 2018) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 23 October 2018.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Extraordinary General Meeting.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2018

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 1242
Facsimile No.	:	86 (10) 6657 5112